Exhibit 99.1

New Gold Provides COVID-19 Update at Rainy River Mine
April 21, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) today announces that three employees at the Rainy River Mine in northwestern Ontario received positive COVID-19 test results. An additional seven employees have tested non-negative with the in-house PCR device and the mine is awaiting confirmation from the Northwestern Health Unit (“NWHU”). All affected individuals have been isolated and are no longer on site.
“The Company has a comprehensive COVID-19 response plan in place and the health and safety of our workforce, and our communities remain our number one concern. We will support all initiatives that align with that objective,” stated Renaud Adams, President and CEO.
Operations continue at the Rainy River Mine and the Company will continue to closely work with the NWHU and monitor the situation.   The Company will provide updates as appropriate.
The Company’s COVID-19 measures are in place to mitigate and limit the spread of COVID-19 and protect the well-being of its employees, contractors, their families, local communities, and other stakeholders. New Gold has and continues to follow the Public Health guidance and directives of federal, provincial, and regional authorities in respect of general and mine site-specific protocols and is working in close partnership with its medical service provider and NWHU.
The Rainy River Mine will continue to work with surrounding Indigenous and local communities to implement and coordinate actions that will reduce the risk of the spread of COVID-19.
Further information on the Company’s response to COVID-19 is available via the following link: https://www.newgold.com/covid-19/

About New Gold Inc.
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold Company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:
Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324 6027
Email: ankit.shah@newgold.com

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: continuity of operations at Rainy River mine and the ability of the Company’s COVID-19 measures to mitigate and limit the spread of COVID-19.

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